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                    SECURITY ASSOCIATES INTERNATIONAL, INC.
                             ----------------------

                       SUPPLEMENT NO. 1 DATED MAY 17, 2000
                        TO PROSPECTUS DATED APRIL 7, 2000


     On October 20, 1997, we commenced our offering of an aggregate of 2,000,000 shares of common stock, $.001 par value per share, warrants to purchase up to 2,000,000 shares of common stock and 778,088 shares of common stock which may be offered for sale by certain selling stockholders. On April 22, 1998, an additional 1,000,000 shares of common stock were registered for sale by additional selling stockholders. On April 7, 2000, an additional 3,918,600 shares of common stock were registered for sale by additional selling stockholders. As of May 17, 2000, 427,698 shares of common stock and warrants to purchase 121,104 shares of common stock have been issued by us pursuant to these registrations. This Supplement No. 1 expands upon, amends, modifies and supersedes certain information contained in the prospectus and must be read in conjunction with the prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings as in the prospectus.

     1. The section of the prospectus entitled "Business - Recent Central Station Acquisitions" is hereby supplemented as follows:

     LETTER OF INTENT AMONG SECURITYVILLAGE.COM INC., SECURITY ASSOCIATES INTERNATIONAL, INC, KC ACQUISITION CORP. AND TJS PARTNERS, L.P.

     On April 21, 2000, SAI entered into a letter of intent with KC Acquisition Corp. (d/b/a King Central), TJS Partners, L.P. and SecurityVillage.com Inc. which was subsequently amended. The letter of intent provides for, among other things, KC Acquisition Corp., Monital Signal Corporation, SAI and SecurityVillage joining forces. Each stage of the transactions contemplated in the letter of intent is subject to contingencies that are detailed in the letter of intent and the definitive agreements.

     The following transactions and events contemplated by the letter of intent have been completed to date:

      (i) on May 11, 2000, KC Acquisition Corp. directly and indirectly purchased 99.2% of the capital stock of Monital Signal Corporation for a cash purchase price of $12.5 million together with the assumption of Monital's debt of approximately $1.4 million plus the assumption of certain liabilities of Monital, and

     (ii) on May 11, 2000, SAI signed a Plan and Agreement of Merger with KC Acquisition Corp. and KC Acquisition Corp.'s shareholders, which is subject to the approval of SAI's stockholders. Pursuant to the merger agreement, SAI


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           would merge with KC Acquisition Corp. and the KC Acquisition shareholders will receive consideration of $5 million payable in cash, plus shares of senior preferred stock of SAI with an aggregate liquidation preference of $22.5 million which are convertible into
           4.5 million shares of common stock of SAI, subject to certain contingencies, and

     (iii) SecurityVillage will receive 300,000 shares of common stock of SAI, through the conversion of its $1.5 million promissory note from Monitoring Acquisition Corporation, a wholly owned subsidiary of KC Acquisition Corp., in accordance with the Investment Agreement.

     Upon the actual closing of the KC Acquisition merger, SecurityVillage will acquire 1,200,000 shares of common stock of SAI for $6.0 million. Additionally, it is contemplated that SAI and SecurityVillage will enter into an agreement whereby each will have the right to merge with the other upon certain circumstances, subject to stockholder approval. In the event of any such merger, assuming the consummation of all of the transactions and option exercises referred to in the letter of intent the stockholders of SecurityVillage will hold approximately 57% of the capital stock of the surviving entity. The transactions and the contingencies related thereto are described in Security Associates International, Inc.'s report on Form 8-K and the exhibits thereto filed with the Securities and Exchange Commission on May 17th 2000.

     2. The Section of the Prospectus entitled "Business - Legal Proceedings" is hereby supplemented as follows:

           On September 10, 1999, a Writ of Summons was issued against SAI North Central Command Center, Inc., a wholly owned subsidiary of SAI, and Blair Communications, Inc. (First Evangelical Lutheran Church vs. Blair Communications, Inc. et al, No. 1999-04689 (Blair County, Pennsylvania)). The case involves damages resulting from a fire at the First Evangelical Lutheran Church. To date, no complaint has been filed, no claim for damages has been entered and no theory of liability has been asserted. SAI believes it has no liability in this matter and will vigorously defend its position.

                       "THESE ARE SPECULATIVE SECURITIES.
             SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS."